SCHEDULE 13G

Amendment No. 6
Cellular Communications International Incorporated common stock
Cusip # 150918100


Cusip # 150918100
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	43,500
Item 6:	0
Item 7:	44,500
Item 8:	0
Item 9:	44,500
Item 11:	0.27%
Item 12:	    HC


Cusip # 150918100
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	44,500
Item 8:	0
Item 9:	44,500
Item 11:	0.27%
Item 12:	IN


Cusip # 150918100
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	44,500
Item 8:	0
Item 9:	44,500
Item 11:	0.27%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		Cellular Communications International Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		110 East 59th Street, 26th Floor
		New York, NY 10022

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		150918100

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	44,500

	(b)	Percent of Class:
	0.27%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	43,500

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	44,500

	(iv)	shared power to dispose or to direct the
disposition of:	0





Item 5.	Ownership of Five Percent or Less of a Common Stock.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Cellular Communications International
Incorporated at March 11, 1999 is true, complete and correct.


	March 16, 1999
Date




Signature



	Eric D. Roiter
	Duly authorized under
Power of Attorney
	dated December 30, 1997,
by and on behalf
	of FMR Corp. and its
direct and indirect
	subsidiaries.




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 44,500 shares or 0.27% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 44,500 shares and sole power to vote or to direct the voting of 43,500 shares.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.